FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 31, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2007

[ Based on accounting principles generally accepted in the United States of America ("U.S. GAAP") ]

Tokyo, January 31, 2008 – Mitsui & Co., Ltd. announced its consolidated financial results for the nine-month period ended December 31, 2007.

Mitsui & Co., Ltd. and subsidiaries            (Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division    TEL 81-3-3285-7533

1. Consolidated financial results (Unaudited)

(1)	Consolidated operating results information for the three-month period ended December 31, 2007

(from October 1, 2007 to December 31, 2007)

	(Millions of yen)

	Three-month period ended December 31
	2007		2006
		%		%
Revenues	1,466,720	24.2	1,181,041	11.4
Income from continuing operations before income taxes, minority interests and equity in earnings	87,043	1.4	85,824	(3.8)
Net income	82,594	(8.0)	89,759	16.1

(2)	Consolidated operating results information for the nine-month period ended December 31,2007

(from April 1, 2007 to December 31, 2007)

	(Millions of yen)

	Nine-month period ended December 31				Year ended March 31, 2007
	2007		2006
		%		%
Revenues	4,205,524	20.9	3,479,744	19.0	4,813,545
Income from continuing operations before income taxes, minority interests and equity in earnings	316,385	46.5	215,931	10.2	300,947
Net income	334,515	37.0	244,214	52.2	301,502

	(Yen)

	Nine-month period ended December 31		Year ended March 31, 2007
	2007	2006
Net income per share, basic	185.67	141.76	174.26
Net income per share, diluted	183.42	133.90	165.32

(3)	Consolidated financial position information

		December 31, 2007	December 31, 2006	March 31, 2007
Total assets	Millions of yen	10,232,035	9,550,301	9,813,312
Shareholders’ equity	Millions of yen	2,367,189	1,940,635	2,110,279
Shareholders’ equity ratio	%	23.1	20.3	21.5
Shareholders’ equity per share	Yen	1,304.37	1,126.67	1,182.48

Notes:

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income for the three-month period and nine-month period represent changes from the corresponding period of the previous year.

2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month and nine-month period ended December 31, 2006 and for the year ended March 31, 2007 relating to discontinued operations have been reclassified from income from continuing operations.

2. Forecast of consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

The Company leaves forecast consolidated net income of ¥420 billion for the year ending March 31, 2008 unchanged.

3. Others

(1) Increase/decrease of important subsidiaries during the fiscal year : None

(2) Changes in accounting principles applied : None

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Nine-Month Period

Ended December 31, 2007

1. Summary of Financial Results for the Nine-Month Period Ended December 31, 2007

•

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted consolidated a net income of ¥334.5 billion, a significant increase of ¥90.3 billion, or up 37.0%, from ¥244.2 billion which was the consolidated net income for the corresponding period of the previous year. In regards to the individual businesses, the Mineral & Metal Resources and the Energy made an outstanding performance reflecting substantial one-off gains on divestitures such as Sesa Goa Limited in India and Sakhalin II in Russia as well as increases in energy equity production and mineral resource prices. The Iron & Steel Products, the Chemicals and the Machinery and Infrastructure Projects continued to post robust results, and the Foods and Retail which had recorded significant impairment losses in the previous year has improved its performance with the restructuring efforts paying off. On the other hand, the Americas recorded a downturn from write downs on inventories in residential home business and slowdown in its businesses in the United States, triggered by the sub-prime mortgage issues. In addition, several operating segments at the head office recorded increases in write downs on listed securities. The Group maintains the forecast consolidated net income for the year ending March 31, 2008 as ¥420 billion, depite recently increasing uncertainties surrounding the United States and global economy.

•

Total assets as of December 31, 2007 were ¥10.2 trillion, an increase of ¥0.4 trillion from ¥9.8 trillion as of March 31, 2007. Investments and plant, property and equipment (“PPE”) increased slightly reflecting various new investments and expansion projects at the Machinery & Infrastructure Projects, the Mineral & Metal Resources, the Energy and the Americas segments while the investment balance into the Sakhalin II project decreased as a result of the partial divestiture of our stake in the project. As of December 31, 2007, shareholders equity was ¥2.4 trillion as a result of increased retained earnings and Net Debt-to-Equity Ratio (“Net DER”) was 1.27 times, 0.20 times lower than that of March 31, 2007. Return on Equity (“ROE”) during the period on an annualized basis is computed as 19.9%.

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the nine month period ended December 31, 2007 was ¥720.8 billion, an increase of ¥92.0 billion, or 14.6%, from ¥628.8 billion for the corresponding nine month period of the previous year as a result of the followings:

•

Contributions coming from Mitsui Oil Exploration Co., Ltd. (Japan) (“MOECO”(*1)) which was consolidated in the fourth quarter of the year ended March 31, 2007; and the commercial start up of the Enfield oil field in Australia in July 2006 both at the Energy Segment. In addition, gross profit of Mitsui Iron Ore Development Pty. Ltd. (Australia) increased reflecting an increase in iron ore price(*2). These contributions were partly offset by a decline of gross profit at Mitsui Mitsui Coal Holdings Pty. Ltd. (Australia) reflecting a lower coal price, the Australian Dollar appreciation against the U.S. Dollar and a delay and troubles in start-up operations at its mining expansion project. In short, the energy and oil and gas producing activities led the overall growth of the Group’s gross profit.

•

Machinery businesses including automotive, ocean vessels, rolling stock leasing; and basic materials such as steel products and chemical products continued to show good performance and increased their gross profit.

•

The Americas Segment recorded a substantial decrease over the corresponding nine month period of the previous year. MBK Real Estate Ltd. (United States), which engages in development and sale of residential homes in the West Coast market, recorded a sharp fall in sales and a loss from write-down on inventories reflecting a deterioration in the residential market triggered by the sub-prime mortgage related issue in the United States. Moreover, Westport Petroleum Inc. (United States) decreased its profit from oil products trading and so did steel products subsidiaries mainly in oil tubular products reflecting lower margins.

(*1)	In March 2007, Mitsui acquired 3% stake in MOECO, formerly an associated company, increasing its voting interest in MOECO to 50.3% and re-classifying MOECO as a subsidiary of Mitsui.

(*2)	As a result of Mitsui’s divestiture of Sesa Goa, the operating results of Sesa Goa for the six month periods ended September 30, 2007 and 2006 are presented as income from discontinued operations (after income tax effect).

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine month period ended December 31, 2007 were ¥446.6 billion, an increase of ¥21.0 billion from ¥425.6 billion for the corresponding nine month period of the previous year. This was mainly attributable to acquisitions of subsidiaries at Machinery & Infrastructure Projects, the Energy and the Americas segments.

Provision for Doubtful Receivables

Provision for doubtful receivables for the nine month period ended December 31, 2007 was ¥4.7 billion, an increase of ¥0.7 billion, from ¥4.0 billion for the corresponding nine month period of the previous year. Provisions for the both periods consisted of miscellaneous individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the nine month period ended December 31, 2007 was ¥36.6 billion, an increase of ¥5.9 billion from ¥30.7 billion for the corresponding nine month period of the previous year. The interest expense for the Sakhalin II project declined by ¥5.9 billion as a result of the transfer of the Group’s 50% stake in the project and subsequent decrease in related interest bearing debt. Mitsui recorded a ¥5.2 billion increase reflecting higher Japanese Yen interest rates. Overseas subsidiaries also reported increases by ¥5.2 billion in total due to increased interest bearing debt used to fund various investments.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the nine month periods ended December, 2007 and 2006.

Periodic average of 9 month Libor (%p.a.)
	9 month Period Ended December 31,
	2007	2006
Japanese Yen	0.85	0.39
U.S. Dollar	5.22	5.35

Dividend Income

Dividend income for the nine month period ended December 31, 2007 was ¥40.2 billion, an increase of ¥1.5 billion from ¥38.7 billion for the corresponding nine month period of the previous year. Dividends from LNG projects in Abu Dhabi, Qatar and Oman amounted to ¥18.8 billion, a decrease of ¥2.9 billion over the corresponding nine month period of the previous year offset by significantly increased dividends from other investees including INPEX Holdings Inc. held by Mitsui Oil Exploration Co., Ltd.

Gain on Sales of Securities

Gain on sales of securities for the nine month period ended December 31, 2007 was ¥61.9 billion, a substantial increase of ¥23.3 billion from ¥38.6 billion for the corresponding nine month period of the previous year. The largest part of the gains came from the transfer of a part of its stake in the Sakhalin II project and sales of its whole stake in Empreendimentos Brasileiros de Mineração S.A. (“EBM”) in Brazil. In addition, the Consumer Service and IT Segment recorded gains in exchange of shares in Mitsui Knowledge Industry Co., Ltd. (Japan) and on sales of shares in telecommunication companies such as Jupiter Telecommunications Co., Ltd. Other operating segments also recorded gains on sales of shares of listed companies. For the corresponding nine month period of the previous year, the Group recorded a gain on sale of shares in Toho Titanium Co., Ltd. (Japan).

Loss on Write-Down of Securities

Loss on write-down of securities for the nine month period ended December 31, 2007 was ¥19.3 billion, an increase of ¥11.8 billion from ¥7.5 billion for the corresponding nine month period of the previous year. The losses included write-downs on listed shares for ¥15.3 billion, such as Seven & i Holdings Co., Ltd. (*) at the Foods & Retail Segment and Central Finance Co., Ltd. at the Logistics & Financial Markets Segment. Losses for the corresponding nine month period of the previous year consisted of miscellaneous small losses, including those on listed shares amounting to the sum of ¥2.2 billion.

(*)	For the year ended March 31, 2006, Mitsui recorded a gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & i Holdings Co., Ltd. For the nine month period ended December 31, 2007, reflecting a fall in the share price of Seven & i Holdings Co., Ltd., Mitsui recognized a loss on the gain from the exchange of shares for the year ended March 31, 2006.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the nine month period ended December 31, 2007 was ¥6.5 billion, an increase of ¥1.2 billion from ¥5.3 billion for the corresponding nine month period of the previous year. Major factor for the nine month period ended December 31, 2007 was a gain on sale of aircraft for lease. A major gain for the corresponding nine month period of the previous year resulted from sales of warehouses in the United States.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the nine month period ended December 31, 2007 was ¥7.3 billion, a decrease of ¥3.6 billion from ¥10.9 billion for the corresponding nine month period of the previous year. Major losses were those related to impairment on power producing equipment at a domestic power producing operation; and on Mitsui’s corporate residences and dormitories. Major loss for the corresponding nine month period of the previous year was an impairment loss on intangible assets at Mitsui Norin Co., Ltd. (Japan).

Impairment Loss of Goodwill

For the corresponding nine month period of the previous year, Mitsui Norin Co., Ltd. reported a ¥16.5 billion impairment loss on all of its goodwill.

Compensation and Other Charges Related to Diesel Particulate Filter (“DPF”) Incident

For the corresponding nine month period of the previous year, Mitsui recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs.

Other Expense—Net

Other expense—net for the nine month period ended December 31, 2007 was an income of ¥ 1.7 billion, an improvement of ¥5.8billion, from ¥4.1 billion expenses for the corresponding nine month period of the previous year. Other expenses—net for the nine month period ended December 31, 2007 consisted of miscellaneous small items. For the corresponding nine month period of the previous year, Mitsui Bussan House-Techno, Inc. (Japan) recorded estimated restructuring costs including those for future maintenance services due to its decision to withdraw from construction and marketing of home units.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the nine month period ended December 31, 2007 were ¥33.0 billion, an increase of ¥9.0 billion from ¥24.0 billion for the corresponding nine month period of the previous year. Minority interests in earnings of subsidiaries increased due to the following factors:

•

As a result of acquisition of the additional voting shares in Mitsui Oil Exploration Co., Ltd. (Japan) during the fourth quarter of the year ended March 31, 2007, Mitsui Oil Exploration Co., Ltd. was consolidated with presenting minority interest and no longer was accounted for as an associated company ; and

•

Mitsui Norin Co., Ltd. (Japan) recorded a significant loss from continuing operations before minority interests and equity in earnings, reflecting impairment losses on long-lived assets and goodwill, contributing minority interest (in income) of ¥8.3 billion for the corresponding nine month period of the previous year. For the nine month period ended December 31, 2007, it’s operating results improved to a marginally positive amount of income from continuing operations before minority interests and equity in earnings, which resulted in a reversal effect from the above-mentioned minority interest (in income) for the corresponding nine month period of the previous year.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the nine month period ended December 31, 2007 was ¥118.8 billion, a slight increase of ¥1.1 billion from ¥117.7 billion for the corresponding nine month period of the previous year. Out of a slight net movement, major factors for improved earnings were as below:

•

Earnings increased at Valepar S.A. (Brazil) (*1) due to strong operating results of Companhia Vale do Rio Doce in Brazil (“Vale”) reflecting higher iron prices and contributions from Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

An LNG and oil development associated company Japan Australia LNG (MIMI) Pty. Ltd. (Australia) and Brazilian gas distribution associated companies reported improved earnings. Other associated companies all recorded steady performance in general.

On the other hand, the followings are major factors leading to a decrease in earnings:

•

Operating results of Mitsui Oil Exploration Co., Ltd. (Japan) were reported as earnings of an associated company up to the third quarter of the year ended March 31, 2007. However upon Mitsui’s acquisition of the additional voting shares in the fourth quarter of the year ended March 31, 2007, its operating results are now reported within line items of the consolidated statement of income for the nine month period ended December 31, 2007.

•	IPM Eagle LLP (United Kingdom) recorded a mark-to-market evaluation loss on long-term swap agreement at its overseas power operation for the nine month period ended December 31, 2007(*2).

•	The Group recorded a loss reflecting an other-than-temporary decline in share price of ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts.

(*1)	Valepar S.A. is a controlling shareholder of Vale, a mineral resources company in Brazil previously abbreviated as Companhia Vale do Rio Doce to “CVRD”.

(*2)	An Australian power producing operation of IPM Eagle had concluded a long term power price swap contract, corresponding to a power supply contract until 2016. Reflecting fluctuations in Australian open electricity market, it recognizes mark-to-market evaluation profit and loss. See also “Machinery & Infrastructure Projects Segment” of “Operating Results by Operating Segment” for further information.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the nine month period ended December 31, 2007 was ¥60.5 billion, a significant increase of ¥51.3 billion from ¥9.2 billion for the corresponding nine month period of the previous year. Major components of discontinued operations for the nine month period ended December 31, 2007 and 2006 were as follows:

•

For the nine month period ended December 31, 2007, the Group sold its entire stake in Sesa Goa Limited (India) and recorded a ¥55.2 billion gain in income and its entire oil and gas producing interest in Wandoo Petroleum Pty Limited (Australia) and recorded ¥5.5 billion in income.

•

For the six month period ended September 30, 2006, Sesa Goa Limited reported ¥4.9 billion in net income; and Group recorded ¥3.1 billion gain in income on sale of a stake in aluminum smelters which Mitalco, Inc. (United States), an aluminum smelting subsidiary held.

Net Income

Consequently, net income for the nine month period ended December 31, 2007 was ¥334.5 billion, an increase of ¥90.3 billion from ¥244.2 billion for the corresponding nine month period of the previous year.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the nine month period ended December 31, 2007 was ¥47.1 billion, an increase of ¥4.6 billion from ¥42.5 billion for the corresponding nine month period of the previous year. Overall steel products business continued to show steady performance mainly in high-end tubular products for energy applications under a tight supply-demand balance. Rising stainless steel products prices and strong performance at Regency Steel Asia Pte Ltd. (Singapore) also contributed to the increase in earnings as well.

Operating income for the nine month period ended December 31, 2007 was ¥ 21.2 billion, an increase of ¥2.2 billion from ¥19.0 billion for the corresponding nine month period of the previous year. The increase in gross profit was partly offset by higher selling, general and administrative expenses.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥4.0 billion, an increase of ¥1.5 billion from ¥2.5 billion for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2007 was ¥17.6 billion, a ¥1.7 billion increase from ¥15.9 billion for the corresponding nine month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the nine month period ended December 31, 2007 was ¥72.1 billion, a decrease of ¥9.6 billion from ¥81.7 billion for the corresponding nine month period of the previous year as a result of the followings:

•

The divestiture in April 2007 of the Group’s whole stake in Sesa Goa Limited, formerly the Group’s iron ore subsidiary, which resulted in a decrease of this segment’s gross profit by ¥16.3 billion(*), an amount Sesa Goa Limited contributed for the corresponding nine month period of the previous year.

•         Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2008 increased by 9.5 % from the year ended March 31, 2007. Consequently, gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd.(Australia) increased by ¥5.5 billion and ¥3.1 billion, respectively.

Operating income for the nine month period ended December 31, 2007 was ¥60.1 billion, a decrease of ¥7.2 billion from ¥67.3 billion for the corresponding nine month period of the previous year, due to the above-mentioned decrease in gross profit. There was a marginal improvement in selling, general administrative expenses, as a result of the divestiture of Sesa Goa Limited.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥59.1 billion, an increase of ¥10.2 billion from ¥48.9 billion for the corresponding nine month period of the previous year. Major factors contributing to the increase were as follows:

•

Valepar S.A. (Brazil) posted an increase by ¥9.9 billion over the corresponding nine month period of the previous year when it recorded a ¥5.6 billion one-time gain on issuance of stock by Vale in exchange for Caemi Mineraçã o e Metalurgia S.A stock. This increase is due to strong operating results of Vale reflecting higher iron prices and contributions from newly acquired Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

Despite firm copper market price, earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile) decreased by ¥2.2 billion from the corresponding nine month period of the previous year, due to reduced shipment of products caused by replacement work on property and equipment.

•	Sims Group Limited (Australia), which the Group acquired 19.9% of is shares in June 2007, added a new contribution in earnings for ¥1.8 billion.

Net income for the nine month period ended December 31, 2007 was ¥148.3 billion, a significant increase of ¥61.2 billion from ¥87.1 billion for the corresponding nine month period of the previous year. Besides the above-mentioned factors, there were significant movements in gains on sales of securities for the nine month period ended December 31, 2007 and 2006 as follows:

•

For the nine month period ended December 31, 2007, this segment recorded a ¥93.9 billion gain on the sale of its whole stake in Sesa Goa Limited(*). In addition, it also recorded a ¥12.4 billion gain on the sale of shares in Empreendimentos Brasileiros de Mineração S.A.

•	For the corresponding nine month period of the previous year, this segment recorded a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. (Japan).

(*)	In the consolidated statements of income, net income of Sesa Goa for the nine month periods ended December 31, 2007 and 2006 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company is presented and discussed according to line items of the consolidated statements of income.

Machinery & Infrastructure Projects Segment

Gross profit for the nine month period ended December 31, 2007 was ¥98.7 billion, an increase of ¥26.7 billion from ¥72.0 billion for the corresponding nine month period of the previous year.

•

Overseas automotive-related subsidiaries continued to post steady performance, particularly motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) reported higher gross profit. In addition, there were contributions from a newly acquired machine tools subsidiary.

•	Ocean vessels and marine project businesses showed overall strong performance through marketing newly built and second hand vessels, operating and chartering vessel and others.

•	In infrastructure projects business fields, gross profit increased due to expanding operations of rolling stock leasing subsidiaries in Europe.

Operating income for the nine month period ended December 31, 2007 was ¥ 24.0 billion, an increase of ¥13.3 billion from ¥10.7 billion for the corresponding nine month period of the previous year. The increase is primarily attributable to the improvement in gross profit in ocean vessels and marine project businesses; and infrastructure projects businesses. Operating income of automotive and machined tools related subsidiaries increased in general, however, increase in the relevant gross profit was largely offset by increases in selling, general and administrative expenses and provision for doubtful receivables.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥14.7billion, a decrease of ¥3.6 billion from ¥18.3 billion for the corresponding nine month period of the previous year.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥2.4 billion in total, a decrease of ¥4.3 billion from ¥6.7 billion earnings for the corresponding nine month period of the previous year. The decrease is due to a ¥4.5 billion mark-to-market evaluation loss recorded by IPM Eagle on a long-term swap contract in one its Australian power producing operations for the nine month period ended December 31, 2007. (decreased from a mark-to-market evaluation loss of ¥9.4 billion recorded as of September 30, 2007 reflecting a softening Australian electricity market.)

•

This segment recorded a ¥5.5 billion equity in loss reflecting an other-than- temporary decline in share price of ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts.

•	The other associated companies reported improved earnings in general, such as the gas distribution companies in Brazil and the automotive and construction machinery related businesses.

Net income for the nine month period ended December 31, 2007 was ¥31.8 billion, an increase of ¥5.2 billion from ¥26.6 billion for the corresponding nine month period of the previous year. In addition to the above-mentioned factors, this segment recorded a gain on the sale of aircraft for lease for the nine month period ended December 31, 2007.

Chemical Segment

Gross profit was ¥85.4 billion, an increase of ¥8.7 billion from ¥76.7 billion for the corresponding nine month period of the previous year. The principal developments in this segment were as follows:

•

Gross profit continued to stay at high levels reflecting a solid performance mainly in ammonia, methanol; however, basic petrochemicals business recorded a decrease in gross profit due to a sharp decrease in margins following a rapid increase in prices of crude oil and naphtha.

•

Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, due to improvement in both sales volume and market price. Expanded agricultural chemicals transactions in Europe also contributed to achieving improved gross profit.

•	Performance of plastics including IT related parts and components remained solid. Significant gains came from the sulphur business due to a sharp rise in its price.

Operating income for the nine month period ended December 31, 2007 was ¥35.9 billion, an increase of ¥10.2 billion from ¥25.7 billion for the corresponding nine month period of the previous year. The improvement was primary attributable to the increase in gross profit, and there was a one-time expense from provision for doubtful receivables at Fertilizantes Mitsui S.A. Industria e comercio (Brazil).

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥4.4 billion, an increase of ¥0.7 billion from ¥3.7 billion for the corresponding nine month period of the previous year, mainly due to the improvement of performance at International Methanol Company (Saudi Arabia), a methanol manufacturing company.

Net income for the nine month period ended December 31, 2007 was ¥16.6 billion, an increase of ¥1.9 billion from ¥14.7 billion for the corresponding nine month period of the previous year. In addition to the above-mentioned improvements, there were one-time profit factors during the corresponding nine month period of the previous year, namely, this segment had recorded:

•

a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on an estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs; and

•	a gain on sale of shares in Toho Titanium Co., Ltd.

Energy Segment

After reaching US$72 per barrel in September 2006, Japan Crude Cocktail (JCC) dropped to US$55 per barrel in February 2007. It then bounced back and soared to around US$91 per barrel (preliminary figure) in December 31, 2007. Average JCC price which has been reflected in revenues of Mitsui’s oil and gas producing subsidiaries and associated companies rose to US$66 per barrel in average for the nine month period ended December 31, 2007 from US$64 for the corresponding nine month period of the previous year.

Gross profit for the nine month period ended December 31, 2007 was ¥152.6 billion, a significant increase of ¥74.2 billion from
¥78.4 billion for the corresponding nine month period of the previous year primarily due to the following factors:

•

As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (“MOECO”) during the 4th quarter of the year ended March 31, 2007, MOECO, formerly an associated company, became a subsidiary with Mitsui’s 50.3% voting interest (currently 51.03%). There was a new contribution to gross profit from MOECO by ¥55.9 billion coming from this acquisition of shares. There were new contributions of ¥14.2 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start of oil production at the Enfield oil field in July 2006 as well as the Tui oil filed in July 2007. Moreover, Mittwell Energy Resources Pty. Ltd. (Australia) reported a ¥6.0 billion increase reflecting increased shipment of condensate; and Mitsui E&P Middle East B.V. (Netherlands) operating in Oman reported an increase by ¥3.1 billion, reflecting an increase in production of oil and natural gas.

•         The price for representative Australian hard coking coal for the year ending March 31, 2008 declined by approximately 15% to US$92 per ton FOB. At the same time soft coking coal prices rose in general by 9%. For the nine month period ended December 31, 2007, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) decreased significantly by ¥13.1 billion, reflecting lower coal price, appreciation of Australian dollar against the U.S. dollar, delay of expansion project and several operational troubles.

•	There was a ¥9.6 billion naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. (Singapore) for the corresponding nine month period of the previous year.

•

In the domestic sales operations, Mitsui Liquefied Gas Co., Ltd. (Japan) recorded ¥3.2 billion increase reflecting higher sales price, however, Mitsui Oil Co., Ltd. (Japan) reported a decrease due to reduced margin related to a sharp increase in crude oil prices.

Operating income for the nine month period ended December 31, 2007 was ¥118.9 billion, an increase of ¥67.8 billion from ¥51.1 billion for the corresponding nine month period of the previous year. The increase in gross profit was partly offset by increased selling, general and administrative expenses, particularly at MOECO.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥26.3 billion, a decrease of ¥5.8 billion from ¥32.1 billion for the corresponding nine month period of the previous year. Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is engaged in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, recorded a slight increase in earnings. MOECO, as an associated company up to the third quarter of the year ended March 31, 2007, reported ¥8.4 billion earnings for the corresponding nine month period of the previous year, but it reported operating results line by line for the nine month period ended December 31, 2007.

Net income for the nine month period ended December 31, 2007 was ¥88.4 billion, a significant increase of ¥32.0 billion from ¥56.4 billion for the corresponding nine month period of the previous year. Besides the above-mentioned developments, there were following factors:

•	In April, this segment transferred 50% of its shares in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded relevant gains on sale of the shares.

•	This segment recorded a ¥20.4 billion gain (pre-tax) on the sale of its entire oil and gas producing interests in Wandoo Petroleum for the nine month period ended December 31, 2007 (*).

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥18.8billion, a decrease of ¥2.9 billion over the corresponding nine month period of the previous year.

•	This segment reported an impairment loss on power producing equipment at a domestic power producing operation for the nine month period ended December 31, 2007.

•

Minority interests in earnings of subsidiaries was newly recognized by ¥14.3 billion with regard to MOECO due to the acquisition of additional shares by Mitsui and consolidation as a subsidiary in the fourth quarter of the year ended March 31, 2007 causing MOECO to be consolidated with presenting minority interest and no longer accounted as an associated company.

(*)	In the consolidated statements of income, net income of Wandoo Petroleum for the nine month periods ended December 31, 2007 and 2006 is presented as income from discontinued operations (after income tax effect).

Foods & Retail Segment

Gross profit for the nine month period ended December 31, 2007 was ¥61.3 billion, a decrease of ¥2.5 billion from ¥63.8 billion for the corresponding nine month period of the previous year. Under business circumstances where inflation of food raw material prices in the Japanese domestic market continued, food raw material business transactions showed firm performance. At the same time, this segment has been taking various cost reduction initiatives in the competitive domestic food distribution and retail operations. For the nine month period ended December 31, 2007, this segment saw a ¥1.9 billion decrease resulting from reorganization of Hokushuren Company Limited (Japan) changing its status from a subisidiary to associated company in October 2007.

Operating income for the nine month period ended December 31, 2007 was ¥12.9 billion, an increase of ¥1.5 billion from ¥11.4 billion for the corresponding nine month period of the previous year. MITSUI FOODS CO., LTD. (Japan) and Mitsui Norin Co., Ltd. (Japan) succeeded in decreasing general, selling and administrative expenses, which resulted in a slight improvement in their operating income although their gross profit declined marginally due to less sales transactions as a result of exiting from unprofitable businesses.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥2.3 billion, a ¥0.2 billion decrease from ¥2.5 billion for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2007 was ¥9.1 billion, an improvement of ¥10.0 billion from ¥0.9 billion net loss for the corresponding nine month period of the previous year. In addition to the above-mentioned development, major factors were as follows:

•

For the corresponding nine month period of the previous year, Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥7.8 billion and ¥16.5 billion, respectively, and ¥8.3 billion minority interest in these losses in income (at 48% minority share) related to these impairment losses was also recorded. For the nine month period ended December 31, 2007, it’s operating results recovered to a marginally positive amount of income from continuing operations before minority interests and equity in earnings, which caused a reversal effect from the above-mentioned minority interest (in income) for the corresponding nine month period of the previous year.

•	For the nine month period ended December 31, 2007, Mitsui recognized a ¥4.5 billion loss on the write-down of the shares of Seven & i Holdings Co., Ltd. reflecting a decline in its share price.

Consumer Service & IT Segment

Gross profit for the nine month period ended December 31, 2007 was ¥84.4 billion, a decrease of ¥10.8 billion from ¥95.2 billion for the corresponding nine month period of the previous year. The primary factor of the decrease was business reorganization through withdrawals or divestitures, for example, the housing business of Mitsui Bussan House-Techno, Inc. (Japan), Mitsui Bussan Forestry Co., Ltd. (Japan), divestitures of two cable television providers and certain textile and general merchandise businesses. In addition, IT related businesses mainly in the system integration businesses reported a small decline, while real estate businesses in Japan and Europe showed steady performance.

Operating income for the nine month period ended December 31, 2007 was ¥10.9 billion, a decrease of ¥1.8 billion from ¥12.7 billion for the corresponding nine month period of the previous year. The improvements in selling, general and administrative expenses, primarily at Mitsui Bussan House-Techno, Inc. offset most part of the decline in gross profit.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥5.7 billion, an increase of ¥0.6 billion from ¥5.1 billion for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2007 was ¥8.7 billion, an increase of ¥0.2 billion from ¥8.5 billion for the corresponding nine month period of the previous year. Major reasons other than the above-mentioned factors were as follows:

•	For the corresponding nine month period of the previous year, Mitsui Bussan House-Techno, Inc. decided to discontinue the housing business and recorded relevant estimated costs.

•

For the nine month period ended December 31, 2007, there were gains on sales of shares, including those of Jupiter Telecommunications Co., Ltd. and two cable television providers. In addition, in conjunction with the merger of NextCom K.K. and Mitsui Knowledge Industry Co., Ltd., this segment recorded gain from the exchange of shares of these subsidiaries with minority interest.

Logistics & Financial Markets Segment

Gross profit was ¥41.5 billion, a decrease of ¥3.3 billion from ¥44.8 billion for the corresponding nine month period of the previous year. Gross profit decreased at Mitsui & Co. Precious Metals, Inc. (United States), reflecting lower trading margins due to a significant reduction of volatility in the market. In addition, divestiture of Mitsui Bussan Futures Ltd. (Japan) resulted in further deterioration of gross profit.

Reflecting the decrease in gross profit, operating income for the nine month period ended December 31, 2007 was ¥16.8 billion, a decrease of ¥1.1 billion from ¥17.9 billion for the corresponding nine month period of the previous year.

For the nine month period ended December 31, 2007, this segment reported a ¥2.0 billion net sum of equity in losses of associated companies, a ¥3.5 billion deterioration from ¥1.5 billion earnings for the corresponding nine month period of the previous year. The decline was attributable to the loss on investment in ASAHI TEC CORPORATION (Japan) similar to the Machinery & Infrastructure Project Segment; and investment in a partnership NPF-Harmony (Japan). Mitsui Leasing & Development, Ltd. (Japan) reported a decline caused from increased provision for doubtful receivables.

Accordingly, net income for the nine month period ended December 31, 2007 was ¥3.4 billion, a decrease of ¥5.0 billion from ¥8.4 billion for the corresponding nine month period of the previous year. In addition to the above-mentioned negative factors, this segment recorded a ¥5.0 billion loss on write-down on shares of Central Finance Co., Ltd. for the nine month period ended December 31, 2007.

Americas Segment

Gross profit for the nine month period ended December 31, 2007 was ¥34.5 billion, a decrease of ¥11.1 billion from ¥45.6 billion for the corresponding nine month period of the previous year.

•

For the nine month period ended December 31, 2007, MBK Real Estate Ltd. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded decreased sales and also recorded a ¥9.1 billion loss on write-down of inventories reflecting the deterioration in the residential market, based on discount cash flow method applying the latest market values.

•

Westport Petroleum Inc. (United States) reported a ¥7.6 billion decrease due to a reversal effect from the high level earnings for the corresponding nine month period of the previous year for oil product trading.

•

Steel products businesses at the former Mitsui Steel Holdings, Inc. (United States) and other subsidiaries recorded a ¥3.0 billion decline due to a decreased margin from oil well tubular and other steel products.

•	Mitsui & Co. (U.S.A.), Inc. also recorded ¥2.8 billion decline.

•

There were contributions form newly acquired subsidiaries, particularly Steel Technologies, Inc. (United States) by ¥4.4 billion for the nine month period ended December 31, 2007. Those subsidiaries included SunWize Technologies, Inc. (United States).

This segment recorded a ¥2.3 billion operating loss for the nine month period ended December 31, 2007, a deterioration of ¥18.0 billion from ¥15.7 billion for the corresponding nine month period of the previous year. Westport Petroleum Inc. and steel products subsidiaries as mentioned above recorded decrease in selling, general and administrative expenses, which partly offset deterioration in gross profit. The contributions to gross profit from newly acquired were mostly offset by their selling, general and administrative expenses.

Equity in earnings of associated companies for the nine month period ended December 31, 2007 was ¥4.0 billion, a ¥1.2 billion increase from ¥2.8 billion for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2007 was ¥0.6 billion, a significant decrease of ¥12.1 billion from ¥12.7 billion for the corresponding nine month period of the previous year. In addition to the above-mentioned, there were following factors:

•	Interest expenses increased by ¥3.9 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from increased interest bearing debt.

•

For corresponding nine month period of the previous year, there were ¥3.6 billion gains on sales of warehouse and lands by Tri-Net Logistics Management, Inc. (United States) and a chemical subsidiary, Nst, Inc. (United States).

Europe, the Middle East and Africa Segment

Gross profit for the nine month period ended December 31, 2007 was ¥20.1 billion, an increase of ¥1.9 billion from ¥18.2 billion for the corresponding nine month period of the previous year, reflecting solid performance of the steel products businesses, infrastructure project, chemicals and energy. Operating income for the nine month period ended December 31, 2007 was ¥1.9 billion, a ¥0.2 billion decline from ¥2.1 billion for the corresponding nine month period of the previous year, reflecting increased selling, general and administrative expenses, mainly in personnel expenses.

Net income for the nine month period ended December 31, 2007 was ¥4.6 billion, an increase of ¥1.7 billion from ¥2.9 billion for the corresponding nine month period of the previous year. Increases in the segment’s minority interest in subsidiaries in the fields of automotive business and real estate contributed to this improvement.

Asia Pacific Segment

Gross profit for the nine month period ended December 31, 2007 was ¥25.1 billion, an increase of ¥3.6 billion from ¥21.5 billion for the corresponding nine month period of the previous year. Steel products and chemicals exhibited strong performance.

Operating income for the nine month period ended December 31, 2007 was ¥6.7 billion, an increase of ¥0.9 billion from ¥5.8 billion for the corresponding nine month period of the previous year. There were increases in personnel expenses.

Net income for the nine month period ended December 31, 2007 was ¥18.3 billion, an increase of ¥2.5 billion from ¥15.8 billion for the corresponding nine month period of the previous year. The segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Wandoo Petroleum Pty Ltd increased, while it decreased in Mitsui Coal Holdings Pty. Ltd. (Australia) for the nine month period ended December 31, 2007.

3. Financial Condition and Cash Flow

Assets, Liabilities and Shareholders’ Equity

Total assets as of December 31, 2007 were ¥10,232.0 billion, an increase of ¥ 418.7 billion from ¥9,813.3 billion, as of March 31, 2007.

Current assets as of December 31, 2007 were ¥5,293.9 billion, an increase of ¥ 220.1 billion from ¥5,073.8 billion as of March 31, 2007, mainly attributable to increases in inventories and trade receivables in the Americas Segment resulting from the acquisition of Steel Technologies, Inc. (United States); and increases in trade receivables in the energy related transactions.

Total current liabilities as of December 31, 2007 were ¥3,836.8 billion, an increase of ¥26.6 billion from ¥3,810.2 billion as of March 31, 2007.There were decreases of the sum of ¥185.2 billion in short term debt and in current maturities of long-term debt mainly at both overseas financial subsidiaries and Mitsui, which was offset by increases in trade payables corresponding to increases in the current assets and accrued expenses for income tax of Mitsui.

As a result, working capital, or current assets minus current liabilities, as of December 31, 2007 was ¥1,457.1 billion, an increase of ¥193.5 billion from ¥1,263.6 billion as of March 31, 2007.

The sum of “investments and non-current receivables”, “property and equipment—at cost” and “other assets” as of December 31, 2007 totaled ¥4,938.2 billion, a ¥198.7 billion increase from ¥4,739.5 billion as of March 31, 2007, mainly due to the following factors:

•

Total investments and non-current receivables as of December 31, 2007 were ¥3,595.9 billion, a ¥117.1 billion increase from ¥3,478.8 billion as of March 31, 2007. Within this category, investments in and advances to associated companies as of December 31, 2007 were ¥1,465.4 billion, a ¥122.2 billion decrease from ¥1,587.6 billion as of March 31, 2007. Major factors were as follows:

-	As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 billion was recorded in this account. As a result of a 50% divestiture in April 2007, the remaining balance was transferred to the account “other investments”.

-	Major expenditures for the six month period ended December 31, 2007 were investment in Sims Group Limited, an Australian metal recycler, for ¥61.2 billion; additional investment to combine United Kingdom power generating assets with International Power plc for ¥22.2 billion; and investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash outflow as follows:

-	Increases in equity in earnings (before tax effect) of ¥108.9 billion (net of ¥61.5 billion dividends received from associated companies); and

-	A ¥14.2 billion net improvement in foreign exchange translation cumulative adjustments.

Other investments were ¥1,450.3 billion, a ¥211.4 billion increase from ¥1,238.9 billion as of March 31, 2007. Major factors were as follows:

-	There were purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion and shares and bonds of Central Finance Co., Ltd. for ¥14.4 billion (net of loss on write-down).

-	As discussed in investments in and advances to associated companies above, investment in the Sakhalin II project for ¥235.8 billion was recorded in this account, as a result of a 50% divestiture of our stake in April 2007 and the investments thereafter in response to expenditure for development work.

-	Net total of unrealized holding gains and losses on available-for-sale securities decreased by ¥78.3 billion, with the fall of prices of shares of companies such as Toho Titanium Co., Ltd., Mitsui Chemicals, Inc., . Tokyo Broadcasting System, Incorporated and Nippon Steel Corporation, reflecting the decline in stock market in the third quarter of this fiscal year.

•	Property and equipment—at cost as of December 31, 2007 was ¥1,047.1 billion, an increase of ¥58.8 billion from ¥988.3 billion as of March 31, 2007. Major components were as follows:

-	Coal mining projects in Australia for ¥28.8 billion, including effect from foreign exchange translation of ¥5.9 billion;

-	Iron ore mining projects in Australia for ¥18.6 billion, including effect from foreign exchange translation of ¥3.8 billion;

-	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas project in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥19.4 billion, including effect from foreign exchange translation of ¥6.4 billion; and

-	Property and equipment of Steel Technologies Inc. for ¥26.2 billion as a result of the acquisition during the six month period ended December 31, 2007.

On the other hand, the property and equipment of Sesa Goa Limited for ¥13.2 billion decreased as a result of the divestiture.

Long-term debt, less current maturities as of December 31, 2007 was ¥2,965.8 billion, an increase of ¥78.3 billion from ¥2,887.5 billion as of March 31, 2007 mainly due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui and Mitsui & Co., (U.S.A.), Inc.

Shareholders’ equity as of December 31, 2007 was ¥2,367.2 billion, an increase of ¥256.9 billion from ¥2,110.3 billion as of March 31, 2007, primarily due to the increase in retained earnings by ¥257.3 billion, conversion of bonds by ¥27.0 billion and net improvement in foreign currency translation adjustments by ¥19.3 billion due to the stronger Australian Dollar and Brazilian Real against the Japanese Yen, as well as a net decline in unrealized holding gains by ¥44.3 billion.

As a result, shareholders’ equity to total assets ratio as of December 31, 2007 was 23.1%, a 1.6 percentage point higher from 21.5 % as of March 31, 2007. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of December 31, 2007 was ¥3,000.4 billion, a decrease of ¥98.0 billion from ¥3,098.4 billion as of March 31, 2007. Net debt-to-equity ratio as of December 31, 2007 was 1.27 times, 0.20 points lower from 1.47 times as of March 31, 2007.

4. Forecast annual operating results for the year ending March 31, 2008

At the announcement of interim operating results, the Group revised its forecast of annual net income for the year ending March 31, 2008 to ¥420 billion, up from ¥370 billion originally announce in the beginning of this fiscal year.

As of the dated of this announcement of the third quarter earnings, the Group maintains the forecast consolidated net income for the year ending March 31, 2008 as ¥420 billion, depite of recently increasing uncertainties surrounding the United States and global economy.

The Group recognizes a probable change in its accounting for Petroleum Resource Rent Tax at Mitsui E&P Australia Pty Ltd (Australia) pursuant to an amendment in the relevant Australia accounting principle in the fourth quarter of this fiscal year, which may result in a recognition of approximately ¥10 billion as accrued tax expense. The Group has taken into consideration this probable tax expense in reviewing the above-mentioned forecast of net income.

Statements of Consolidated Income

(for the three-month period ended December 31, 2007 and 2006)

(Unaudited)

	(Millions of Yen)
	Three-month period ended December 31, 2007	Three-month period ended December 31, 2006	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥1,466,720	¥1,181,041	¥285,679	24.2
Cost of Revenues	1,225,260	960,137	265,123

Gross Profit	241,460	220,904	20,556	9.3

Other Expenses (Income) :
Selling, general and administrative	149,886	142,909	6,977
Provision for doubtful receivables	2,362	2,405	(43)
Interest expense, net of interest income	12,888	12,574	314
Dividend income	(11,747)	(10,912)	(835)
Gain on sales of securities - net	(10,839)	(12,023)	1,184
Loss on write-down of securities	6,676	4,273	2,403
Loss (gain) on disposal or sales of property and equipment - net	221	(4,036)	4,257
Impairment loss of long-lived assets	5,081	937	4,144
Other income - net	(111)	(1,047)	936

Total other expenses	154,417	135,080	19,337

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	87,043	85,824	1,219	1.4

Income Taxes	38,611	34,302	4,309

Income from Continuing Operations before Minority Interests and Equity in Earnings	48,432	51,522	(3,090)	(6.0)
Minority Interests in Earnings of Subsidiaries	(12,350)	(7,246)	(5,104)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	46,512	43,223	3,289	7.6

Income from Continuing Operations	82,594	87,499	(4,905)	(5.6)
Income from Discontinued Operations - Net (After Income Tax Effect)	—	2,260	(2,260)

Net Income	¥82,594	¥89,759	¥(7,165)	(8.0)

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥82,594	¥89,759	¥(7,165)

Other comprehensive income (after income tax effect):
Unrealized holding gains on available-for-sale securities	(46,729)	13,212	(59,941)
Foreign currency translation and other adjustments	(9,176)	37,837	(47,013)

Changes in equity from nonowner sources	¥26,689	¥140,808	¥(114,119)

Statements of Consolidated Income

(for the nine-month period ended December 31, 2007 and 2006)

(Unaudited)

	(Millions of Yen)
	Nine-month period ended December 31, 2007	Nine-month period ended December 31, 2006	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥4,205,524	¥3,479,744	¥725,780	20.9
Cost of Revenues	3,484,747	2,850,935	633,812

Gross Profit	720,777	628,809	91,968	14.6

Other Expenses (Income) :
Selling, general and administrative	446,633	425,606	21,027
Provision for doubtful receivables	4,698	4,042	656
Interest expense, net of interest income	36,601	30,691	5,910
Dividend income	(40,166)	(38,685)	(1,481)
Gain on sales of securities - net	(61,871)	(38,564)	(23,307)
Loss on write-down of securities	19,339	7,480	11,859
Gain on disposal or sales of property and equipment - net	(6,451)	(5,278)	(1,173)
Impairment loss of long-lived assets	7,313	10,863	(3,550)
Impairment loss of goodwill	—	16,528	(16,528)
Compensation and other charges related to DPF incident	—	(3,864)	3,864
Other expense (income) - net	(1,704)	4,059	(5,763)

Total other expenses	404,392	412,878	(8,486)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	316,385	215,931	100,454	46.5

Income Taxes	128,106	89,588	38,518

Income from Continuing Operations before Minority Interests and Equity in Earnings	188,279	126,343	61,936	49.0
Minority Interests in Earnings of Subsidiaries	(33,028)	(9,044)	(23,984)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	118,802	117,735	1,067	0.9

Income from Continuing Operations	274,053	235,034	39,019	16.6
Income from Discontinued Operations - Net (After Income Tax Effect)	60,462	9,180	51,282

Net Income	¥334,515	¥244,214	¥90,301	37.0

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥334,515	¥244,214	¥90,301

Other comprehensive income (after income tax effect):
Unrealized holding gains on available-for-sale securities	(44,317)	2,489	(46,806)
Foreign currency translation and other adjustments	18,423	70,241	(51,818)

Changes in equity from nonowner sources	¥308,621	¥316,944	¥(8,323)

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of Yen)
	December 31, 2007	March 31, 2007	Increase/ (Decrease)
ASSETS

Current Assets:
Cash and marketable securities	¥783,809	¥818,293	¥(34,484)
Trade receivables, less allowance for doubtful receivables	2,957,931	2,886,011	71,920
Inventories	800,297	696,470	103,827
Other current assets	751,837	673,002	78,835

Total current assets	5,293,874	5,073,776	220,098

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	2,915,699	2,826,424	89,275
Non-current receivables, less allowance for doubtful receivables, and property leased to others	680,199	652,400	27,799

Total investments and other non-current receivables	3,595,898	3,478,824	117,074

Property and Equipment, less Accumulated Depreciation	1,047,053	988,300	58,753

Other Assets	295,210	272,412	22,798

Total	¥10,232,035	¥9,813,312	¥418,723

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	¥845,455	¥1,030,612	¥(185,157)
Trade payables	2,214,760	2,129,729	85,031
Other current liabilities	776,567	649,861	126,706

Total current liabilities	3,836,782	3,810,202	26,580

Long-term Debt, less Current Maturities	2,965,809	2,887,528	78,281

Other Liabilities	820,367	766,616	53,751

Minority Interests	241,888	238,687	3,201

Shareholders’ Equity:
Common stock	336,724	323,213	13,511
Capital surplus	431,411	417,900	13,511
Retained earnings:
Appropriated for legal reserve	41,097	39,670	1,427
Unappropriated	1,328,133	1,072,234	255,899
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available- for-sale securities	214,605	258,922	(44,317)
Foreign currency translation and other adjustments	20,231	1,808	18,423

Total accumulated other comprehensive income	234,836	260,730	(25,894)

Treasury stock, at cost	(5,012)	(3,468)	(1,544)

Total shareholders’ equity	2,367,189	2,110,279	256,910

Total	¥10,232,035	¥9,813,312	¥418,723

Operating Segment Information

(Unaudited)

Three-month period ended December 31, 2007 (from October 1, 2007 to December 31, 2007)

								(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	376,035	358,164	705,331	686,533	698,593	536,266	271,219	51,443
Gross Profit	15,468	27,516	35,164	27,329	51,421	19,507	25,362	16,156
Operating Income (Loss)	6,862	23,891	9,458	11,298	40,423	3,814	1,359	6,705
Equity in Earnings of Associated Companies	1,345	20,380	13,094	1,495	7,065	1,562	1,603	(1,604)
Net Income (Loss)	5,650	30,133	18,544	5,681	15,933	4,001	609	3,135

Total Assets at December 31, 2007	691,318	992,110	1,700,093	985,861	1,725,372	745,405	755,230	702,316

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	449,697	133,650	178,496	4,445,427	1,329	849	4,447,605
Gross Profit	6,977	6,918	8,723	240,541	969	(50)	241,460
Operating Income (Loss)	(5,557)	808	2,277	101,338	(688)	(11,438)	89,212
Equity in Earnings of Associated Companies	1,595	106	248	46,889	11	(388)	46,512
Net Income (Loss)	(2,314)	961	5,926	88,259	941	(6,606)	82,594

Total Assets at December 31, 2007	683,900	214,113	399,633	9,595,351	2,789,912	(2,153,228)	10,232,035

Three-month period ended December 31, 2006 (from October 1, 2006 to December 31, 2006)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	356,631	387,169	556,273	603,067	600,848	535,157	367,578	43,688
Gross Profit	14,684	29,389	24,979	25,315	34,670	23,181	33,244	14,189
Operating Income (Loss)	6,707	25,032	3,526	8,794	25,350	4,229	5,713	5,058
Equity in Earnings of Associated Companies	1,039	17,334	5,253	1,133	14,051	986	1,608	594
Net Income	6,491	26,882	8,560	4,306	26,645	3,279	5,246	2,015

Total Assets at December 31, 2006	635,414	825,368	1,597,543	943,552	1,490,903	774,772	868,445	772,464

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	278,217	111,049	164,299	4,003,976	1,986	(16,468)	3,989,494
Gross Profit	13,724	6,473	7,003	226,851	2,084	(8,031)	220,904
Operating Income (Loss)	3,988	542	1,303	90,242	(1,659)	(12,993)	75,590
Equity in Earnings of Associated Companies	1,069	62	167	43,296	36	(109)	43,223
Net Income	3,594	786	5,571	93,375	588	(4,204)	89,759

Total Assets at December 31, 2006	475,708	177,086	296,720	8,857,975	2,907,684	(2,215,358)	9,550,301

Operating Segment Information

(Unaudited)

Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,117,249	1,177,710	1,820,130	2,002,565	1,928,292	1,534,821	841,511	134,574
Gross Profit	47,138	72,096	98,726	85,408	152,597	61,302	84,365	41,502
Operating Income (Loss)	21,153	60,130	23,986	35,908	118,909	12,939	10,861	16,816
Equity in Earnings of Associated Companies	4,026	59,052	14,730	4,362	26,310	2,346	5,746	(2,046)
Net Income	17,587	148,300	31,795	16,582	88,398	9,127	8,747	3,425

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,165,911	388,044	540,920	12,651,727	4,508	(3,410)	12,652,825
Gross Profit	34,525	20,076	25,130	722,865	2,567	(4,655)	720,777
Operating Income (Loss)	(2,261)	1,921	6,708	307,070	(2,614)	(35,010)	269,446
Equity in Earnings of Associated Companies	3,984	227	660	119,397	53	(648)	118,802
Net Income	580	4,573	18,291	347,405	4,455	(17,345)	334,515

Nine-month period ended December 31, 2006 (from April 1, 2006 to December 31, 2006)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,033,215	1,091,331	1,585,499	1,757,039	1,781,422	1,476,760	1,093,003	133,879
Gross Profit	42,504	81,735	71,955	76,746	78,437	63,781	95,155	44,779
Operating Income (Loss)	18,963	67,272	10,687	25,728	51,075	11,374	12,674	17,899
Equity in Earnings of Associated Companies	2,482	48,930	18,309	3,709	32,059	2,498	5,072	1,494
Net Income (Loss)	15,933	87,090	26,572	14,711	56,384	(873)	8,527	8,385

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	870,008	345,418	453,699	11,621,273	5,865	(39,845)	11,587,293
Gross Profit	45,614	18,217	21,528	640,451	6,264	(17,906)	628,809
Operating Income (Loss)	15,726	2,121	5,752	239,271	(3,171)	(36,939)	199,161
Equity in Earnings of Associated Companies	2,765	228	542	118,088	94	(447)	117,735
Net Income (Loss)	12,717	2,851	15,803	248,100	4,800	(8,686)	244,214

Notes: 1.	The figures of “Consolidated Total” for the nine-month period ended December 31, 2006 and the three-month period ended December 31, 2006 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144.
The reclassification to income (loss) from discontinued operations-net (after income tax effect) is included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

6.	Based on the reorganization effective April 1, 2007, the operating segment is changed as below. The operating segment information for the nine-month period ended December 31, 2006 and three-month period ended December 31, 2006 have been restated to conform to the current period presentation.
*	“Iron & Steel Raw Materials and Non-Ferrous Metals” which was formerly disclosed as a reportable segment changed its name to “Mineral & Metal Resources” and Coal & Nuclear Fuel business which was formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” is transferred to “Energy.”
*	“Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name of the reportable segment to “Consumer Service & IT” in relation to the change of the composition of the reportable segment.
*	Subsidiaries in Oceania region which were formerly included in “Other Overseas Areas” were transferred to “Asia Pacific” which was formerly disclosed as “Asia.”
*	Subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were transferred to “Europe, the Middle East and Africa” which was formerly disclosed as “Europe.”